

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2024

Huajun Yan
Chief Executive Officer
One & one Green Technologies INC
No. 45 Diliman
1 San Rafael Bulacan, Philippines, 3008

> **Re: One & one Green Technologies INC**
> **Draft Registration Statement on Form F-1**
> **Submitted August 23, 2024**
> **CIK No. 0002034723**

Dear Huajun Yan:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. We note your disclosure that following the offering, One and one International Limited will carry a majority of the voting power of the company and that the company will be a "controlled company." Please revise the cover page to disclose, if true, that One and one International Limited will have the ability to determine all matters requiring approval by stockholders.

2. We note your disclosure, "[w]e are a holding company that is incorporated in the Cayman Islands. As a holding company with no operations, we conduct all of our operations through our wholly owned subsidiary in Hong Kong, being the wholly foreign-owned enterprise ("WFOE"), who in turn conducts its operations through Contractual Arrangements with operating entities in the Philippines. This is commonly known as a variable interest entity ("VIE") structure. The Class A Shares offered in this Offering are Class A Shares of the holding company that is incorporated in the Cayman Islands."

Please revise your disclosure to disclose prominently on the prospectus cover page that you are not a Chinese operating company and that your holding company and VIE structure involves unique risks to investors.

3.   We note that you use a holding company and VIE structure. Please refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in the Philippines, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Please revise the prospectus throughout accordingly.

4.   Provide prominent disclosure about the legal and operational risks associated with being based in China or Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page

5.   Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide a cross-reference to the consolidated financial statements.

6.   Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

7.   To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Prospectus Summary, page 1

8.   Disclose each permission or approval that you, or your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, or your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

9.   Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

10.   In your summary of risk factors, disclose the risks that your corporate structure and being based in China or Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Our Corporate Structure and History, page 4

11.   Please refer to the included organizational chart. Please revise to identify the person or entity that owns the equity in each depicted entity (including the two disclosed VIEs). Additionally, please describe briefly all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

12.   Please refer to the included organizational chart and the two disclosed VIEs. Please revise the chart to avoid using solid lines to denote relationships with the VIEs. Alternatively, with respect to relationships with the VIEs, please use dashed lines without arrows.

13.   We note your disclosure here and on page 39 that the Cayman Islands holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements between the VIEs and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of the VIEs. We also note your disclosure elsewhere that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

Risk Factors, page 9

14.   Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you

that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

15.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Use of Proceeds, page 24

16.   We note that you have expressed your use of proceeds as percentage of proceeds. Please revise to also state the approximate dollar amount of proceeds to be used for each identified use of proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

17.   If applicable, please clarify whether inflation has had or is expected to have a material impact on your operations and results. In addition, please tell us what consideration you have given to including a risk factor specific to the impact of inflation on your business. Please also discuss whether supply chain disruptions have materially affected your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products. Finally, if applicable, describe the direct or indirect impact of Russia's invasion of Ukraine on your business.

Results of Operations, Comparison of Fiscal Years Ended December 31, 2023 and 2022
Revenue and Gross profit and gross margin, page 30

18.   Please revise your disclosure to quantify the extent to which changes in sales mix impacted your revenues and income from operations for the year ended December 31, 2023. As applicable, describe the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products being sold or to the introduction of new products. Please quantify the extent to which changes in your sales mix towards aluminum products in relation to copper impacted your revenue, cost of revenue, and gross margin. Refer to Item 5.A.1 of Form 20-F as referenced from Item 4a of Form F-1.

Operating Expenses, page 31

19.   Please expand your discussion to quantify the significant factors resulting in the material variances in operating expenses for the year ended December 31, 2023. Refer to Item 5.A of Form 20-F as referenced from Item 4a of Form F-1.

Our Corporate Structure and History, page 38

20.   Please revise the chart to detail the ownership of your Class A and Class B Ordinary Shares and their respective ownership and voting power percentages. In this regard, we note that you have presented the information on an aggregate basis.

Industry and Market Overview, page 41

21.   We note the references to a "Business Combination." Please revise or advise.

Principal Shareholders, page 64

22.   It appears from your disclosure that following the offering, Ms. Caifen Yan will control a majority of the voting power of the company through One and one International Limited. Please revise the company's controlled company status disclosure on the cover page and throughout the prospectus, as applicable, to disclose that the company's Chairman of the Board and Director controls One and one International Limited.

Related Party Transactions, page 65

23.   Please revise your disclosure here and in Note 9 to the financial statements to explain the purpose and use of the working capital advances from your officer and shareholder HuaJun Yan. Refer to ASC 850-10-50.

Description of Share Capital, page 66

24.   We note that Class B shares have 20 votes per share. Please disclose here the nature of your disparate voting rights, including the number of votes per share to which each class of common stock is entitled. Also, in an appropriate place in your filing, please disclosed the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.

Notes to Consolidated Financial Statements
Note 5. Inventory, net, page F-17

25.   Please disclose the reason for the approximate $9.2 million decrease in inventories at December 31, 2023. Also, explain the difference between finished goods in-transit and finished goods inventory. Refer to ASC 330-10-50.

        Please contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services